# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENvue Medical, Inc., CIK 0001326706
CUSIP: 63008J884
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 969 PRUITT AVE,, 969 PRUITT AVE,, TYLER, Texas (TX), 77569
Date of event which requires filing of this statement: 01/14/2026
Amends the filing with accession number 0002111050-26-000001
Filed by CIK 0002111050
Persons authorized to receive notices and communications: Christian Glibert, 4001 Green Heron Spring Drive, Carpinteria, California (CA), 93013, 740-507-7228

## Reporting persons
- Glibert Christian Michael (CIK 0002111050): type of reporting person: individual (IN); aggregate amount beneficially owned 240,000 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ENvue Medical, Inc.
Address of issuer's principal executive offices: 969 PRUITT AVE,, 969 PRUITT AVE,, TYLER, Texas (TX), 77569

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 to Schedule 13D is being filed to report a material change in the Reporting Person's percentage of beneficial ownership of the Issuer's Common Stock. Since the filing of the initial Schedule 13D on February 11, 2026, the Issuer's total shares outstanding increased from 1,088,192 to 3,700,908, as reported in the Issuer's Annual Report on Form 10-K filed on April 15, 2026. This increase in outstanding shares resulted in the dilution of the Reporting Person's beneficial ownership from approximately 22.1 percent to approximately 6.5 percent.

The Reporting Person has not acquired or disposed of any shares of Common Stock since the initial filing. The Reporting Person continues to hold the shares for investment purposes and may, from time to time, purchase additional shares or dispose of existing shares in the open market or in private transactions, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 240,000 shares which is 6.5% of shares
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote: 240,000

Shared power to vote: 0

Sole power to dispose: 240,000

Shared power to dispose: 0
Transactions in the class effected during the past sixty days: none
Other persons with the right to receive dividends or sale proceeds: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the initial Schedule 13D is incorporated herein by reference. There have been no material changes to the contracts or arrangements previously reported.

## Signatures
- Glibert Christian Michael: /s/ Christian Michael Glibert, Christian Michael Glibert / Individual (04/17/2026)